UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cloud Dentistry, Inc.

Legal status of issuer

        Form
        C-Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        February 3, 2014

Physical address of issuer
One Washington Mall, Boston, MA 02108

Website of issuer
https://www.clouddentistry.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series A-1 Preferred Stock

Target number of Securities to be offered
16,234

Price (or method for determining price)
$1.54

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 9, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
16

	Most recent fiscal year-end (FY 2020)	Prior fiscal year-end (FY 2019)
Total Assets	$1,028,383	$39,379
Cash & Cash Equivalents	$967,839	$18,084
Accounts Receivable	$569	$8,576
Short-term Debt	$277,298	$658,206
Long-term Debt	$186,390	-
Revenues/Sales	$1,217,760	$812,599
Cost of Goods Sold	$174,734	$78,168
Taxes Paid	-	-
Net Income	$-938,578	$-638,343

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 10, 2022

Cloud Dentistry, Inc.



Up to $1,070,000 of Series A-1 Preferred Stock

Cloud Dentistry, Inc. ("Cloud Dentistry", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series A-1 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 9, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by March 25, 2022 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.clouddentistry.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/cloud.dentistry

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Cloud Dentistry, Inc. ("the Company") was previously organized as Cloud Dentistry, LLC, a Delaware limited liability company formed on February 3, 2014 under the laws of the State of Delaware. Cloud Dentistry, LLC converted from a Delaware limited liability company to a Delaware corporation effective as of October 9, 2020. The Company is headquartered in Houston, TX.

The Company is located at One Washington Mall, Boston, MA 02108.

The Company's website is https://www.clouddentistry.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/cloud.dentistry and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series A-1 Preferred Stock being offered	$25,000
Maximum amount of Series A-1 Preferred Stock	$1,070,000
Purchase price per Security[1]	$1.54
Minimum investment amount per investor	$1,000
Offering deadline	April 9, 2022

---

[1] Purchase price per security is based on a fully-diluted pre-money valuation of $23,000,000.

Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 16, 17, 18 and 19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The dental staffing market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Cloud Nursing, Inc. and Cloud Dentistry Marketing Inc. Cloud Dentistry, Inc. holds 50% of Cloud Nursing, Inc., which is no longer active, and 51% of Cloud Dentistry Marketing Inc.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of $3,060,884 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow.

Management has determined that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these consolidated financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

The Company has conducted Related Party Transactions. Advances were loaned to the Company by one of its founders during the course of business since inception totaling $484,741 as of December 31, 2019. There was no related agreement or interest paid on the advances. The related advance liability was settled for equity issued to the founder in 2020.

Certain amounts are due from a company under common control. As of December 31, 2019 and 2020, a related party receivable was recorded in connection with $9,951 and $9,910, respectively. Additionally, in 2020, $3,500 a related party receivable is recorded for rent expense paid on behalf of an independent entity with similar investors of the Company. These amounts are included per the balance sheets as 'Related party receivable.' Certain amounts are due to this related party as of December 31, 2019, for balances paid by the related party during 2019 on the Company's behalf in the amount of $28,753. These amounts are included per the balance sheets as 'Related party advances.' This amount was settled by the Company in 2020.

The Company has outstanding liabilities. Notes payable consisted of the following as of December 31, 2020:

Note payable dated August 2, 2019 for a principal amount of $50,000 with an interest rate of approximately 26% per annum. The loan was repaid in 2020.

Paycheck Protection Program loan dated April 15, 2020 for a principal amount of $76,258 with an interest rate of approximately 1% per annum. Note is secured by property held by the Company and maturity date is April 15, 2022. Loan was forgiven in full in May 2021.

Small Business Administration loan dated June 7, 2020 for a principal amount of $150,000 with an interest rate of 3.75% per annum. Note is secured by assets held by the Company and maturity date is June 7, 2050. Payments are $731 per month beginning in June 2022.

On April 21, 2021 the Company entered into a revenue share arrangement with a third party under which the Company received a $591,000 advance in exchange for granting right, title and interest in future receivables of the Company.

On September 29, 2021, the Company issued and sold convertible promissory notes in the aggregate of $200,000 plus interest at a rate of 20% per annum. The notes carry a maturity date of September 30, 2023. The Company is issuing to holders of convertible promissory notes shares of Series A-2 Preferred Stock in the Combined Offering in exchange for cancellation of indebtedness.

On December 17, 2021 the Company entered into a revenue share arrangement with a third party under which the Company received a $150,000 advance in exchange for granting right, title and interest in future receivables of the Company.

The Company has outstanding litigation. On February 3, 2021, the Company received a letter from the Massachusetts Attorney General's Office informing the Company that the Attorney General's Office has reason to believe that the Company had violated a provision of the Massachusetts wage and hour laws. The letter does not specify the alleged violation, but the letter suggests that the Attorney General's Office is investigating the possible misclassification of employees as independent contractors. The Company has submitted responses to the Attorney General's Office's initial document requests and also responded to several supplement requests, the last of which was submitted in May

2021. The Attorney General's Office has made no additional inquiries since this last submission. The Company does not engage any independent contractors in Massachusetts and has very few employees who live or work in Massachusetts and believes the impact on the Company's business from the inquiry will be limited.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series A-1 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A-1 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A-1 Preferred Stock. Because the Series A-1 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A-1 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A-1 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A-1 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 23.54% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series A-1 Preferred Stock may be subject to dilution. Purchasers of Series A-1 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series A-1 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series A-1 Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series A-1 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series A-1 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Due to a fragmented industry that's ~50% temp or part-timers, dental offices suffer from high turnover and unreliable staff. On average, an office needs 2+ temps per month and has a turnover rate of 38% (2018-2020).

Dentists spend over $1.4B annually on staffing. With the dental industry growing 2x faster than average, the spend on dental staffing will only go up.

Today, practices rely on agencies and job boards for staffing. Agencies are expensive, charging 20% markups on rates and $5000+ for a single full-time hire.

Job boards don't pre-verify dental licenses and lack tools for coordinating assignments. As such, they suffer up to a 60% candidate no-show rate. This results in short-staffed practices cancelling thousands of dollars in appointments, from just a single staff no-show.

Cloud Dentistry's marketplace solves this problem. By empowering end-users to schedule on-demand work assignments, we deliver quicker, less expensive, and higher quality dental staff.

Practices create free accounts to peruse profiles with pre-verified licenses. To message or book staff, they upgrade to a paid subscription (that is 1/10th the cost of other solutions).

After a booking, the office and professional review each other, providing accountability and transparency in the marketplace. Payments are handled on platform through our Stripe integration.

Professionals get to be the boss. They choose when they work, how far they travel, and how much they charge. Best of all, they cultivate valuable online real estate in their profile that tracks work history, user reviews, and makes them sticky to the platform.

The results speak for themselves: 60,000+ booked work assignments, 700,000+ direct messages, less than 2% no-show rate, and a 4.5 out of 5 stars or higher rating for over 95% of our professionals. We deliver on price, speed and quality.

Business Plan

The Company plans on further scaling its business using its existing playbook, by (i) expanding into new cities in the United States and (ii) increasing our share of existing customers' budgets through product upgrades and third-party integrations. Launching new markets will require multifaceted marketing campaigns directed to our dual audiences of dental practices and dental professionals. We anticipate that these marketing campaigns will include community-driven growth of our social media presence, increased digital ad spend, attendance at trade shows, sponsorships of local dental associations, stronger relationships with dental schools and a robust affiliate marketing program, among other initiatives. We believe that increased user engagement and user spend may be achieved through a combination of UI/UX enhancement, new and improved search and booking algorithms and other new features, which are currently under development or which are planned for development. Taking full advantage of our network effect, we also plan on layering additional services that are ancillary to staffing, via third-party integrations, such as giving our users the ability to purchase background checks, continuing education, specialist matches, and HIPAA/OSHA training.

Litigation
On February 3, 2021, the Company received a letter from the Massachusetts Attorney General's Office informing the Company that the Attorney General's Office has reason to believe that the Company had violated a provision of the Massachusetts wage and hour laws. The letter does not specify the alleged violation, but the letter suggests that the Attorney General's Office is investigating the possible misclassification of employees as independent contractors. The Company has submitted responses to the Attorney General's Office's initial document requests and also responded to several supplement requests, the last of which was submitted in May 2021. The Attorney General's Office has made no additional inquiries since this last submission. The Company does not engage any independent contractors in Massachusetts and has very few employees who live or work in Massachusetts and believes the impact on the Company's business from the inquiry will be limited.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	35%	35%	35%
Sales	20%	20%	20%
Product	20%	20%	20%
Operations	15%	15%	15%
Customer Success	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Roberto Tepichin III	Full Time Co-Founder, President, CEO, Treasurer & Director (February 3, 2014-Present)	Responsible for all business operations of the Company and general supervision of the entire business of the Company, subject to the control of the board of directors.
Cheyenne Ellis Welker	Part Time Director (October 13, 2020-Present)	Responsible for management of the business of the Company; Owner and Operator of a steel manufacturing business.
Reza Sanjar	Part Time Director (October 13, 2020-Present)	Responsible for management of the business of the Company; Practicing Dentist.
Shervin Molayem	Part Time Director (September 23, 2021-Present)	Responsible for management of the business of the Company; Practicing Dentist.
Patrick Connolly	Part Time Secretary (October 9, 2020-Present)	Responsible for keeping records of the Company; Attorney.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Class A Common Stock	9,700,000	Yes	N/A	66.38%	N/A
Class B Common Stock	172,222	No	N/A	1.18%	N/A
Series A Preferred Stock	1,370,076	Yes	N/A	9.38%	Liquidation and voting rights as set forth in the COI
Stock Plan	2,873,222	Yes if exercised	If exercised	19.65%	N/A
Class A Common Stock Warrants	497,687	Yes if exercised	N/A	3.41%	N/A

The Company has the following debt outstanding as of December 31, 2021:

Notes payable consisted of the following as of December 31, 2020:

Note payable dated August 2, 2019 for a principal amount of $50,000 with an interest rate of approximately 26% per annum. The loan was repaid in 2020.

Paycheck Protection Program loan dated April 15, 2020 for a principal amount of $76,258 with an interest rate of approximately 1% per annum. Note is secured by property held by the Company and maturity date is April 15, 2022. Loan was forgiven in full in May 2021.

Small Business Administration loan dated June 7, 2020 for a principal amount of $150,000 with an interest rate of 3.75% per annum. Note is secured by assets held by the Company and maturity date is June 7, 2050. Payments are $731 per month beginning in June 2022.

On April 21, 2021 the Company entered into a revenue share arrangement with a third party under which the Company received a $591,000 advance in exchange for granting right, title and interest in future receivables of the Company.

On September 29, 2021, the Company issued and sold convertible promissory notes in the aggregate of $200,000 plus interest at a rate of 20% per annum. The notes carry a maturity date of September 30, 2023. The Company is issuing to holders of convertible promissory notes shares of Series A-2 Preferred Stock in the Combined Offering in exchange for cancellation of indebtedness.

On December 17, 2021 the Company entered into a revenue share arrangement with a third party under which the Company received a $150,000 advance in exchange for granting right, title and interest in future receivables of the Company.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Roberto Tepichin III	Common Stock	23.54%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Cloud Dentistry, Inc. ("the Company") was previously organized as Cloud Dentistry, LLC, a Delaware limited liability company formed on February 3, 2014 under the laws of the State of Delaware. Cloud Dentistry, LLC converted from a Delaware limited liability company to a Delaware corporation effective as of October 9, 2020. The Company is headquartered in Houston, TX.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $110,000 in cash on hand as of January 31, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $23,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Total Proceeds of Offering	Use of Proceeds of the Previous Offering
Membership Interests[2],[3]	December 31, 2018 through March 31, 2019	Regulation D, 506(b)	LLC Membership Interests	LLC Membership Interests totaling approximately 11.31%.	$1,020,000	Product development and other general corporate purposes.
Profits Interest Grants[4]	March 17, 2020	Rule 701	Profits Interests	LLC Membership Interests totaling 3.0%.	N/A	N/A: issuance of equity compensation to service providers.
Class A Common	October 9, 2020	4(a)(2), Rule 701	Common Equity	9,700,000 shares of Class A Common Stock	N/A	N/A: issuance of shares upon conversion of predecessor LLC.
Class B Common	October 9, 2020	4(a)(2), Rule 701	Common Equity	300,000 shares of Class B Common Stock	N/A	N/A: issuance of equity compensation to service providers upon conversion of predecessor LLC.
Series A	July 30, 2021	Regulation D, 506(b)	Preferred Equity	1,527,555 shares of Series A Preferred Stock	$1,939,994.85	Product development and other general corporate purposes.
Convertible Notes	September 29, 2021	4(a)(2)	Convertible Notes	$199,998.33	$199,998.33	Redemption of shares of Series A Preferred Stock.
Warrants	September 29, 2021	4(a)(2)	Class A Common Warrants	Warrants to purchase up to 497,687 shares of Class A Common Stock	N/A	N/A; issuance in connection with convertible notes.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A-1 Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

In connection with the Offering, as a condition to each Purchaser's purchase of shares of Series A-1 Preferred Stock, each Purchaser will be required to enter into (i) the Series A-1 Preferred Stock Investment Agreement, (ii) the Amended and Restated Investors' Rights Agreement among the Company and the Purchasers and certain other stockholders of the Company (the "Investors' Rights Agreement"), (iii) the Amended and Restated Right of First Refusal and Co-Sale Agreement among the Company, the Purchasers, and certain other stockholders of the Company (the "ROFR and Co-Sale Agreement") and (iv) the Amended and Restated Voting Agreement among the Company, the Purchasers and certain other stockholders of the Company (the "Voting Agreement"), in each case by executing counterpart signature pages to such agreements in the forms provided on SeedInvest. Any summary set forth herein

---

[2] All Membership Interests issued by Cloud Dentistry, LLC were subsequently converted to Class A Common Stock of the Company in connection with the conversion of Cloud Dentistry, LLC into the Company, effective October 9, 2020.
[3] Includes the issuance to Trey Tepichin of LLC Membership Interests totaling approximately 2.22% in exchange for cancellation/forgiveness of a guaranteed payment in the amount of $200,000.
[4] All Profits Interests issued by Cloud Dentistry, LLC were subsequently converted to Class B Common Stock of the Company in connection with the conversion of Cloud Dentistry, LLC into the Company, effective October 9, 2020.

of any agreement described above is necessarily not comprehensive and is subject, in each case, in all respects to the terms and conditions of such agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A-1 Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering. In addition, the Company is issuing to holders of convertible promissory notes shares of Series A-2 Preferred Stock in exchange for cancellation of indebtedness.

The Series A-1 Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series A-1 Preferred Stock in this offering.

For the Offerings, investors who invest $100,000 or greater will be considered "Major Investors". Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
The Series A Preferred Stock, issued October 13, 2020 through July 30, 2021, has the same dividend rights, voting rights, right to receive liquidation distributions, and conversion rights as the Series A-1 Preferred Stock (see below).

Series A-1 Preferred Stock and Series A-2 Preferred Stock

Dividend Rights
Holders of Series A-1 Preferred Stock and Series A-2 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
At any time when at least 30% of the shares of Preferred are outstanding, the holders of record of at least sixty percent (60%) of the shares of Preferred Stock, voting as a single class, are entitled to elect one person to serve on the Company's board of directors (the "Preferred Director"), and the holders of Preferred Stock, together with holders of common stock, may elect one person to serve on the Company's board of directors.

Holders of Series A-1 Preferred Stock and Series A-2 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

- amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation) or the Bylaws of the Company, as amended (the "Bylaws")in a way that adversely affects the powers, preferences or rights of the Preferred Stock;
- increase the authorized number of shares of Preferred Stock;
- authorize or create (by reclassification or otherwise), or issue or obligate itself to issue shares of, any new class or series of capital stock having rights, powers, or privileges set forth in the Certificate of Incorporation, as then in effect, that are senior to any series of preferred stock, or increase the authorized number of shares of any additional class or series of capital stock of the Company unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement, or other than as set forth in the Certificate of Incorporation or as approved by the board of directors, including the approval of the Preferred Director);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock, other than as set forth in the Certificate of Incorporation or as approved by the board of directors, including the approval of the Preferred Director;
- increase or decrease the number of directors or change the number of votes entitled to be cast by any director or directors on any matter;
- create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except in the ordinary course of business) or incur other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation for borrowed money following such action would exceed $250,000 (other than in the ordinary course), unless such debt security has received the prior approval of the board of directors, including the approval of the Preferred Director;
- create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company;
- sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets without approval of the board of directors, including the Preferred Director;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event (as defined in the Certificate of Incorporation) in which the holders of Preferred Stock do not receive at least three times (3X) the Original Purchase Price per share in respect of their shares of Preferred Stock, or consent to any of the foregoing, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The shares of Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Investors' Rights Agreement
Under the Investors' Rights Agreement, investors who have invested $100,000 or greater are designated Major Investors. Major Investors are granted some additional rights and preferences under the Investors' Rights Agreement.. If the Company proposes to offer or sell any new equity securities of the Company, the Company must first offer such new equity securities to each Major Investor, as more fully described in the Investors' Rights Agreement.

Rights under the ROFR and Co-Sale Agreement
The ROFR and Co-Sale Agreement provides the Company a right a first refusal for the transfer of common stock by a key holder, and if the Company does not exercise that right, Investors (as defined therein) are entitled to exercise that right for a pro-rata share of the key holder's common stock.

Rights under the Voting Agreement

Holders of Preferred Stock are subject to a drag-along provision as set forth in the Voting Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, including the Preferred Director, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder

As an investor in Series A-1 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series A-1 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Advances were loaned to the Company by one of its founders during the course of business since inception totaling $484,741 as of December 31, 2019. There was no related agreement or interest paid on the advances. The related advance liability was settled for equity issued to the founder in 2020.

Certain amounts are due from a company under common control. As of December 31, 2019 and 2020, a related party receivable was recorded in connection with $9,951 and $9,910, respectively. Additionally, in 2020, $3,500 a related party receivable is recorded for rent expense paid on behalf of an independent entity with similar investors of the Company. These amounts are included per the balance sheets as 'Related party receivable.' Certain amounts are due to this related party as of December 31, 2019, for balances paid by the related party during 2019 on the Company's behalf in the amount of $28,753. These amounts are included per the balance sheets as 'Related party advances.' This amount was settled by the Company in 2020.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A-1 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately

five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Roberto Tepichin III

(Signature)

Roberto Tepichin III

(Name)

Founder & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Roberto Tepichin III

(Signature)

Roberto Tepichin III

(Name)

Founder President, CEO, Treasurer & Director

(Title)

February 10, 2022

(Date)

/s/Cheyenne Ellis Welker

(Signature)

Cheyenne Ellis Welker

(Name)

Director

(Title)

February 10, 2022

(Date)

/s/Reza Sanjar

(Signature)

Reza Sanjar

(Name)

Director

(Title)

February 10, 2022

(Date)

/s/Shervin Molayem

(Signature)

Shervin Molayem

(Name)

Director

(Title)

February 10, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



CLOUD DENTISTRY, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020 and 2019

CLOUD DENTISTRY, INC.

Years Ended December 31, 2020 and 2019

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Consolidated Balance Sheets 2

Consolidated Statements of Operations 3

Consolidated Statements of Stockholders' Equity (Deficit)..4

Consolidated Statements of Cash Flows 5

Notes to the Consolidated Financial Statements 6-11



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Cloud Dentistry, Inc.
Boston, Massachusetts

We have reviewed the accompanying consolidated financial statements of Cloud Dentistry, Inc. ("the Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
December 10, 2021

Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

CLOUD DENTISTRY, INC.
CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019 (unaudited)

Assets

	2020	2019
Current assets		
Cash and cash equivalents	$ 967,839	$ 18,084
Accounts receivable, net	569	8,576
Prepaids	19,537	-
Related party receivable	13,430	9,951
Other current assets	10,706	-
Total current assets	1,012,081	36,611
Property and equipment, net	16,302	2,768
Total assets	$ 1,028,383	$ 39,379

Liabilities and Stockholders' Equity (Deficit)

	2020	2019
Current liabilities		
Accounts payable	$ 74,854	$ 47,127
Accrued expenses	126,046	80,319
Deferred revenue	17,265	-
Related party advances	-	513,494
Loans payable, current portion	59,133	17,266
Total current liabilities	277,298	658,206
Other long-term liabilities	19,266	-
PPP loan payable, non-current portion	17,124	-
SBA loan payable, non-current portion	150,000	-
Total liabilities	463,688	658,206
Stockholders' equity (deficit)		
Preferred stock, $0.0001 par value, 1,574,803 shares authorized;		
1,295,273 shares issued and outstanding	130	-
Class A common stock, $0.0001 par value, 12,700,000 shares authorized;		
9,700,000 shares issued and outstanding	970	-
Class B common stock, $0.0001 par value, 300,000 shares authorized;		
300,000 shares issued and outstanding	30	-
Additional paid-in capital	3,623,504	1,502,706
Accumulated deficit	(3,060,884)	(2,122,306)
Accumulated other comprehensive income	945	773
Total stockholders' equity (deficit)	564,695	(618,827)
Total liabilities and stockholders' equity (deficit)	$ 1,028,383	$ 39,379

See independent accountants' review report and accompanying notes to the consolidated financial statements.

-2-

CLOUD DENTISTRY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Sales	$ 1,217,760	$ 812,599
Cost of sales	174,734	78,168
Gross profit	1,043,026	734,431
Operating expenses		
Professional fees	223,081	67,676
General & administrative	152,931	118,956
Contractor expense	200,489	200,757
Rent	3,970	1,048
Travel	17,736	57,949
Salaries and related expenses	889,924	568,552
Depreciation & amortization	2,853	531
Marketing	344,438	317,614
Commissions expense	136,076	20,096
Total operating expenses	1,971,498	1,353,179
Operating loss	(928,472)	(618,748)
Other income (expenses)		
Interest expense	(20,929)	(22,686)
Other income (expense)	10,823	3,091
Net income (loss)	(938,578)	(638,343)
Provision for income taxes	-	-
Net loss	$ (938,578)	$ (638,343)

See independent accountants' review report and accompanying notes to the consolidated financial statements.

CLOUD DENTISTRY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2020 and 2019 (unaudited)

	Preferred Stock		Class A Common Stock		Class B Common Stock					
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2018	-	$ -	-	$ -	-	$ -	$ 1,074,886	$ (1,483,963)	$ 246	$ (408,831)
Stockholders' contributions	-	-	-	-	-	-	440,000	-	-	440,000
Equity issuance costs	-	-	-	-	-	-	(12,180)	-	-	(12,180)
Change due to currency translation	-	-	-	-	-	-		-	527	527
Net loss	-	-	-	-	-	-	-	(638,343)	-	(638,343)
Balance, December 31, 2019	-	-	-	-	-	-	1,502,706	(2,122,306)	773	(618,827)
Stockholders' contributions	-	-	-	-	-	-	584,133	-	-	584,133
Issuance of preferred stock for cash	1,295,272	130	-	-	-	-	1,644,869	-	-	1,644,999
Issuance of Class A common stock for members' equity	-	-	9,700,000	970	-	-	-	-	-	970
Issuance of Class B common stock for services	-	-	-	-	300,000	30	12,528	-	-	12,558
Equity issuance costs	-	-	-	-	-	-	(120,732)	-	-	(120,732)
Change due to currency translation	-	-	-	-	-	-	-	-	172	172
Net loss	-	-	-	-	-	-	-	(938,578)	-	(938,578)
Balance, December 31, 2020	1,295,272	$ 130	9,700,000	$ 970	300,000	$ 30	$ 3,623,504	$ (3,060,884)	$ 945	$ 564,695

See independent accountants' review report and accompanying notes to the consolidated financial statements.

CLOUD DENTISTRY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019 (unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ (938,578)	$ (638,343)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	2,853	531
Stock-based compensation	125,028	150,000
(Increase) decrease in assets:		
Accounts receivable	8,007	30,153
Prepaids	(19,537)	-
Related party receivable	(3,479)	(825)
Deposit	(10,706)	-
Increase (decrease) in liabilities:		
Accounts payable	27,727	22,454
Accrued expenses	45,727	45,169
Deferred revenue	17,265	-
Related party advances	(513,494)	142,214
Other liabilities	19,266	-
Net cash used in operating activities	**(1,239,921)**	**(248,647)**
Cash flows from investing activities		
Purchase of property and equipment	(16,387)	(2,213)
Net cash used in investing activities	**(16,387)**	**(2,213)**
Cash flows from financing activities		
Repayment of notes payable	-	(67,901)
Proceeds from issuance of PPP loan	58,991	-
Proceeds from issuance of SBA loan	150,000	-
Proceeds from issuance of shares	1,996,900	-
Proceeds from stockholders' investment	-	277,820
Net cash provided by financing activities	**2,205,891**	**209,919**
Effect of exchange rate changes on cash and cash equivalents	**172**	**527**
Net increase (decrease) in cash and cash equivalents	**949,755**	**(40,414)**
Cash and cash equivalents at beginning of year	**18,084**	**58,498**
Cash and cash equivalents at end of year	$ **967,839**	$ 18,084
Supplement Noncash Investing and Financing Activities		
Common stock issued as compensation	$ 12,528	$ -
Supplemental Disclosure		
Interest paid	$ 12,555	$ 14,849
Taxes paid	$ -	$ -

See independent accountants' review report and accompanying notes to the consolidated financial statements.

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Cloud Dentistry, Inc. ("the Company") is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Cloud Dentistry, Inc. was incorporated on October 9, 2020, under the laws of the State of Delaware, and is headquartered in Houston, Texas. The Company was initially operated as an LLC prior to incorporation in 2020. Cloud Dentistry, LLC was organized as a limited liability company, under the laws of the State of Delaware, on January 30, 2014. These financials reflect the historical operations of the Company for the two years ending December 31, 2020. The Company develops and runs a web and app-based marketplace where dental offices can message and book dental professionals for work assignments in real time.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Cloud Nursing, Inc. and Cloud Dentistry Marketing Inc., after elimination of significant intercompany balances and transactions.

Estimates

Management uses estimates and assumptions in preparing consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in an allowance for doubtful accounts of $0 as of both December 31, 2020 and 2019, respectively.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally three years for all assets.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $344,438 and $317,614 for the years ended December 31, 2020 and 2019, respectively, recorded under the heading 'Marketing' in the consolidated statements of operations.

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

Revenue recognition
The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I.	Identify the contract with a customer
II.	Identify the performance obligations in the contract
III.	Determine the transaction price
IV.	Allocate the transaction price to the performance obligations in the contract
V.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company earns service revenue by providing customers with a platform through which they can message and book dental professionals for work assignments in real time. Service revenue from these transactions is reported on a net basis equal to the price received from the customer for the booking less amounts collected for the fees owed to the dental professional performing the arranged service.

Fair value measurements
Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

Recent Accounting Pronouncements
No recently issued accounting pronouncements are expected to have a significant impact on the Company's consolidated financial statements.

Subsequent events
Management has evaluated subsequent events through December 10, 2021, which is the date these consolidated financial statements were available to be issued.

Note 2 – Property and Equipment
Property and equipment consist of the following at December 31:

	2020	2019
Computer equipment	$ **20,849**	$ 4,462
	20,849	4,462
Accumulated depreciation	**(4,547)**	(1,694)
Property and equipment, net	$ **16,302**	$ 2,768

Depreciation expense for the years ended December 31, 2020 and 2019 was $2,853 and $531, respectively.

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

Note 3 – Notes Payable

Notes payable consisted of the following as of December 31:

	2020	2019
Note payable dated August 2, 2019 for a principal amount of $50,000 with an interest rate of approximately 26% per annum. The loan was repaid in 2020.	$ -	$ 16,667
Paycheck Protection Program loan dated April 15, 2020 for a principal amount of $76,258 with an interest rate of approximately 1% per annum. Note is secured by property held by the Company and maturity date is April 15, 2022. Loan was forgiven in full in May 2021.	76,257	-
Small Business Administration loan dated June 7, 2020 for a principal amount of $150,000 with an interest rate of 3.75% per annum. Note is secured by assets held by the Company and maturity date is June 7, 2050. Payments are $731 per month beginning in June 2022.	150,000	-
Other notes payable	-	599
Total notes payable	226,257	17,266
Current portion of notes payable	59,133	17,266
Total notes payable, net of current portion	$ 167,124	$ -

Future minimum payments for each of years ended December 31 are as follows:

2021	$	59,133
2022		17,125
2023		3,202
2024		3,324
2025		3,451
Thereafter		140,022
	$	226,257

CLOUD DENTISTRY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019 (unaudited)

Note 4 – Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $3,060,884 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow.

Management has determined that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these consolidated financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

Note 5 – Common Stock

On October 9, 2020, the Company authorized 12,700,000 shares of class A common stock with a par value of $0.0001 per share. As of December 31, 2020, the company had 12,700,000 shares of class A common stock authorized with 9,700,000 shares issued and outstanding. Holders of class A common shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company over class B common shares. Class A common shares participate in voting matters.

On October 9, 2020, the Company authorized 300,000 shares of class B common stock with a par value of $0.0001 per share. During 2020, the Company issued 300,000 shares of restricted class B common stock for services rendered by employees. The Company utilizes a third-party valuation service to value the share price of the Company's class B common stock, which the Company uses to value the shares issued, resulting in stock-based compensation expense associated with vested options of $12,528 as of December 31, 2020. As of December 31, 2020, the Company had 300,000 shares of class B common stock authorized with 300,000 shares issued and outstanding of which 186,111 were unvested.

On October 9, 2020, the Company commenced a plan of conversion of membership interests of Cloud Dentistry, LLC, into class A common shares and class B common shares of Cloud Dentistry, Inc. under which 9,700,000 and 300,000 shares of class A and class B common shares were issued, respectively.

As of December 31, 2019, the Company had no shares of class A or class B common stock authorized or outstanding.

Note 6 – Preferred Stock

On October 9, 2020, the Company authorized 1,574,803 shares of preferred stock with a par value of $0.0001 per share. During the year ended December 31, 2020, the Company issued 1,295,273 preferred shares for total cash proceeds of $1,645,000. As of December 31, 2019, the Company had no shares of preferred stock authorized or outstanding.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of class A common shares in which the preferred shares may be converted. Holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to class A Common Stock basis. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable class A common stock as determined by dividing the original issuance price by the conversion price in effect at the time of conversion. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

Note 7 – Stock Options

During 2020, the Company executed the 2020 Stock Incentive Plan ("the Plan"), which reserved 1,023,622 common shares to be issued in the form of options, employee incentive stock options, or restricted stock awards. No options were granted under the Plan as of December 31, 2020.

Note 8 – Related Party Transactions

Advances were loaned to the Company by one of its founders during the course of business since inception totaling $484,741 as of December 31, 2019. There was no related agreement or interest paid on the advances. The related advance liability was settled for equity issued to the founder in 2020.

Certain amounts are due from a company under common control. As of December 31, 2019 and 2020, a related party receivable was recorded in connection with $9,951 and $9,910, respectively. Additionally, in 2020, $3,500 in related party receivable is recorded for rent expense paid on behalf of an independent entity with similar investors of the Company. These amounts are included per the balance sheets as 'Related party receivable.' Certain amounts are due to this related party as of December 31, 2019, for balances paid by the related party during 2019 on the Company's behalf in the amount of $28,753. These amounts are included per the balance sheets as 'Related party advances.' This amount was settled by the Company in 2020.

Note 9 – Income Taxes

Prior to the Company incorporating as a C Corporation as of October 9, 2020, operations were conducted under Cloud Dentistry, LLC, a limited liability company, and treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying consolidated financial statements prior to incorporation. The Company files income tax returns in the U.S. federal jurisdiction and the Massachusetts and Texas jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return, and as such, tax returns for 2017 through 2019 remain open to potential examination.

As of October 9, 2020, the Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Massachusetts and the State of Texas.

The Company currently has a tax net operating loss of approximately $610,000 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $166,000 and the valuation allowance is $166,000 which nets to a deferred tax asset of $0 as of December 31, 2020.

Note 10 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 11 – Subsequent Events

The Paycheck Protection Program loan balance of $76,257 was forgiven in May 2021.

On April 21, 2021 the Company entered into a revenue share arrangement with a third party under which the Company received a $591,000 advance in exchange for granting right, title and interest in future receivables of the Company.

On June 9, 2021 the Company granted 8834,653 stock options to employees under the Company's 2020 Stock Incentive Plan. The exercise price of each such option is $0.42 per share. 393,701 of the options were granted to the CEO and were fully vested as of the grant date while the remaining shares vest over four years from the noted vesting start date per the related grant agreement.

In April and July 2021, the Company issued 232,283 Series A Preferred for $1.27 per share pursuant to the Series A Preferred Stock Purchase Agreement dated as of October 13, 2020.

On September 29, 2021, the board of directors consented to immediately remove one Independent Director and to replace on a subsequent date. Additionally, the Company replaced the Series A Preferred Director of the corporation.

On September 29, 2021, the Company issued and sold convertible promissory notes in the aggregate of $200,000 plus interest at a rate of 20% per annum. The notes carry a maturity date of September 30, 2023. Additionally, the company issued warrants to purchase up to an aggregate of 497,687 shares of Class A Common Stock.

On September 29, 2021, the Company transferred and sold 1,259,840 shares of Series A Preferred Stock.

On December 2, 2021, the board of directors consented to hold in Treasury Shares the repurchased 127,778 shares of Class B Common Stock on September 24, 2021 and the 157,479 shares of Series A Preferred Stock repurchased on September 29, 2021 until the filing of the Certificate of Amendment becomes effective. Once effective, the total number of shares of each class will be amended to 14,613,207 shares of Common Stock of which 14,440,985 shares have been designated as Class A Common Stock and 172,222 shares as Class B Common Stock and 1,370,076 shares of Preferred Stock.

On December 2, 2021, the board of directors consented to increase the Class a Common shares within the 2020 Stock Incentive Plan by 1,849,600 to 2,873,222. Additionally, the board consented to grant non-qualified stock options to a contractor for services to be rendered totaling 513,200 shares with vesting a vesting schedule of twenty-four equal monthly installments and 769,800 shares with vesting on September 1, 2025 based on certain milestone achievement.

EXHIBIT C
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cloud dentistry
On-demand marketplace connecting dental offices looking to hire with dental staff looking for work

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Cloud Dentistry

On-demand marketplace connecting dental offices with professionals seeking temporary or permanent work

Disclaimer

THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY CONTAIN HYPOTHETICAL ILLUSTRATIONS OF MATHEMATICAL PRINCIPLES, ARE MEANT FOR ILLUSTRATIVE PURPOSES, AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

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Website: https://www.clouddentistry.com

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Cloud Dentistry is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

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Company Highlights

- 1,900+ paying dental offices resulting in $182k+ in MRR (unaudited, based on October 2021 revenue)
- 153% average annual revenue growth since launching in 2016 through 2020 (unaudited)
- 2,800+ on-demand bookings transacted on average per month in 2021 (January-October 2021)
- Mass Challenge Accelerator Top-16 Finalist in 2018
- Active in five major cities with at least 200 bookings per month each

Fundraise Highlights

- Total Round Size: US $2,500,000
- Raise Description: Series A
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $23,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

By using a marketplace approach to connect professionals to practices for temp, part- or full-time work assignments, Cloud Dentistry is on a mission to create the largest and most engaged network for dental talent.

Due to a fragmented industry that's ~50% temp or part-timers, dental offices suffer from high turnover and unreliable staff. On average, an office needs 2+ temps per month and has a turnover rate of 38% (2018-2020).

Dentists spend over $1.4B annually on staffing. With the dental industry growing 2x faster than average, the spend on dental staffing will only go up.

Today, practices rely on agencies and job boards for staffing. Agencies are expensive, charging 20% markups on rates and $5000+ for a single full-time hire.

Job boards don't pre-verify dental licenses and lack tools for coordinating assignments. As such, they suffer up to a 60% candidate no-show rate. This results in short-staffed practices cancelling thousands of dollars in appointments, from just a single staff no-show.

Cloud Dentistry's marketplace solves this problem. By empowering end-users to schedule on-demand work assignments, we deliver quicker, less expensive, and higher quality dental staff.

Practices create free accounts to peruse profiles with pre-verified licenses. To message or book staff, they upgrade to a paid subscription (that is 1/10th the cost of other solutions).

After a booking, the office and professional review each other, providing accountability and transparency in the marketplace. Payments are handled on platform through our Stripe integration.

Professionals get to be the boss. They choose when they work, how far they travel, and how much they charge. Best of all, they cultivate valuable online real estate in their profile that tracks work history, user reviews, and makes them sticky to the platform.

The results speak for themselves: 60,000+ booked work assignments, 700,000+ direct messages, less than 2% no-show rate, and an average rating of 4.8 from our professionals. We deliver on price, speed and quality.

Gallery



Introduction to Cloud Dentistry for Dental Offices



Public Overview Video.

Media Mentions

  

The Team

Founders and Officers



Trey Tepichin

CEO

Trey Tepichin is an experienced lawyer, teacher & entrepreneur. He secured numerous multimillion-dollar victories for his legal clients, taught two years of economics at Harvard and founded a pressure vessel company. He majored in biology & economics at Duke and earned his JD from Harvard.



Joshua Zader

CTO

Joshua is the owner of Atlas Web Development and has over 15 years of experience building web applications and marketplaces for startups. He earned his M.S. in Clinical Psychology from the University of New Mexico.



Reza Sanjar

BOARD MEMBER

Dr. Reza Sanjar is a dentist and former owner of two thriving dental practices. He co-founded Cloud Dentistry and is a member of our Board of Directors. He earned his BA in Economics from Washington University, St. Louis, and his DMD from Boston University.

Key Team Members

 **Nick Werthessen**  **Elizabeth Kohn**  **June Mitchell**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Series A
Round size:	US $2,500,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Preferred Equity

Share price:	US $1.54
Pre-Money valuation:	US $23,000,000
Option pool:	5.0%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While Cloud Dentistry has set an overall target minimum of US $250,000 for the round, Cloud Dentistry must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Cloud Dentistry's Form C.
Regulation CF cap:	While Cloud Dentistry is offering up to US $2,500,000 worth of securities in its Series A, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised	If Maximum Amount Is Raised
● Marketing ● Sales ● Customer Success ● Product ● Operations	● Marketing ● Sales ● Customer Success ● Product ● Operations

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Cloud Dentistry's prior rounds by year.



$15000000

$10000000

$5000000

$0

Other Pre-Seed 1 (Commo... · Other Pre-Seed 2 (Common) · Other Pre-Seed 3 (Common) · Other Pre-Seed 4 (Common) · Other Pre-Seed 5 (Common) · Other Pre-Seed 6 (Common) · Other Pre-Seed 7 (Common) · Other Pre-Seed 8 (Common) · Seed (Common) · Series A (Preferred) · Bridge (Convertible)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed 1	
Round Size	US $116,485
Closed Date	Feb 24, 2016
Security Type	Common Equity
Pre-Money valuation	US $883,515

Pre-Seed 2	
Round Size	US $98,061
Closed Date	Oct 21, 2016
Security Type	Common Equity
Pre-Money valuation	US $1,175,000

Pre-Seed 3	
Round Size	US $100,000
Closed Date	Dec 29, 2016
Security Type	Common Equity
Pre-Money valuation	US $1,350,000

Pre-Seed 4	
Round Size	US $50,000
Closed Date	Jan 27, 2017
Security Type	Common Equity
Pre-Money valuation	US $1,450,000

Pre-Seed 5	
Round Size	US $233,019
Closed Date	May 15, 2017
Security Type	Common Equity
Pre-Money valuation	US $2,266,980

Pre-Seed 6	
Round Size	US $73,003
Closed Date	Aug 15, 2017
Security Type	Common Equity
Pre-Money valuation	US $2,500,000

Pre-Seed 7	
Round Size	US $225,000
Closed Date	Nov 13, 2017
Security Type	Common Equity
Pre-Money valuation	US $4,775,000

Pre-Seed 8	
Round Size	US $51,000
Closed Date	Mar 6, 2018
Security Type	Common Equity
Pre-Money valuation	US $5,049,000

Seed

Series A

Round Size	US $1,020,000		Round Size	US $1,939,994
Closed Date	Mar 31, 2019		Closed Date	Jul 30, 2021
Security Type	Common Equity		Security Type	Preferred Equity
Pre-Money valuation	US $8,000,000		Pre-Money valuation	US $14,000,000

Bridge

Round Size	US $199,998
Closed Date	Sep 29, 2021
Security Type	Convertible Note
Valuation Cap	US $14,000,000

Market Landscape

There are 160,000+ dental practices in the nation and 650,000+ professionals. Given dentistry's reliance on human capital, nearly all practices have staffing needs. On average, they spend $10,000 yearly on search and recruiting costs, for a $1.4B+ addressable market.

The market is unique, in that about 50% of dental staff--dentists, hygienists, assistants--are part-time or temp workers. As the demographics shift younger, this part-timer trend is accelerating.

The dental staffing industry is fragmented, consisting of hundreds of traditional staffing agencies, several web-based job boards, and about three other digital platforms (Stynt, OnDiem, Princess Dental). Traditional agencies are costly, charging 20% on top of rates and thousands of dollars for permanent hires. Job boards suffer a 50% candidate no-show rate, are slow, and do little to monitor quality. The current solutions are inadequate.

Cloud Dentistry brings this industry together with a trifecta of benefits to practices: price, speed and quality. By disintermediating the staffing model and empowering end users, we have a cost structure that is 90% lower than traditional agencies (management calculation). With pre-verified licenses, live schedules and user-set travel distances, bookings are now turnkey, taking minutes instead of hours. And our review system creates two-way accountability, meaning higher quality staff and more welcoming practices.

Dental professionals benefit, too. By monetizing unused days, they've earned over $15M in income (estimate), while cultivating valuable digital real estate in their online profiles that track work history, rankings and reviews from practices. We believe this non-transferable "profile value" creates a community-based moat around Cloud Dentistry, insulating us from competition in our established markets and fueling our expansion into new ones.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The dental staffing market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Cloud Nursing, Inc. and Cloud Dentistry Marketing Inc. Cloud Dentistry, Inc. holds 50% of Cloud Nursing, Inc., which is no longer active, and 51% of Cloud Dentistry Marketing Inc.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of $3,060,884 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow.

Management has determined that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these consolidated financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

The Company has conducted Related Party Transactions. Advances were loaned to the Company by one of its founders during the course of business since inception totaling $484,741 as of December 31, 2019. There was no related agreement or interest paid on the advances. The related advance liability was settled for equity issued to the founder in 2020.

Certain amounts are due from a company under common control. As of December 31, 2019 and 2020, a related party receivable was recorded in connection with $9,951 and $9,910, respectively. Additionally, in 2020, $3,500 in related party receivable is recorded for rent expense paid on behalf of an independent entity with similar investors of the Company. These amounts are included per the balance sheets as 'Related party receivable.' Certain amounts are due to this related party as of December 31, 2019, for balances paid by the related party during 2019 on the Company's behalf in the amount of $28,753. These amounts are included per the balance sheets as 'Related party advances.' This amount was settled by the Company in 2020.

The Company has outstanding liabilities. Notes payable consisted of the following as of December 31, 2020:

Note payable dated August 2, 2019 for a principal amount of $50,000 with an interest rate of approximately 26% per annum. The loan was repaid in 2020.

Paycheck Protection Program loan dated April 15, 2020 for a principal amount of $76,258 with an interest rate of approximately 1% per annum. Note is secured by property held by the Company and maturity date is April 15, 2022. Loan was forgiven in full in May 2021.

Small Business Administration loan dated June 7, 2020 for a principal amount of $150,000 with an interest rate of 3.75% per annum. Note is secured by assets held by the Company and maturity date is June 7, 2050. Payments are $731 per month beginning in June 2022.

On April 21, 2021 the Company entered into a revenue share arrangement with a third party under which the Company received a $591,000 advance in exchange for granting right, title and interest in future receivables of the Company.

On September 29, 2021, the Company issued and sold convertible promissory notes in the aggregate of $200,000 plus interest at a rate of 20% per annum. The notes carry a maturity date of September 30, 2023. The Company is issuing to holders of convertible promissory notes shares of Series A-2 Preferred Stock in the Combined Offering in exchange for cancellation of indebtedness.

On December 17, 2021 the Company entered into a revenue share arrangement with a third party under which the Company received a $150,000 advance in exchange for granting right, title and interest in future receivables of the Company.

The Company has outstanding litigation. On February 3, 2021, the Company received a letter from the Massachusetts Attorney General's Office informing the Company that the Attorney General's Office has reason to believe that the Company had violated a provision of the Massachusetts wage and hour laws. The letter does not specify the alleged violation, but the letter suggests that the Attorney General's Office is investigating the possible misclassification of employees as independent contractors. The Company has submitted responses to the Attorney General's Office's initial document requests and also responded to several supplement requests, the last of which was submitted in May 2021. The Attorney General's Office has made no additional inquiries since this last submission. The Company does not engage any independent contractors in Massachusetts and has very few employees who live or work in Massachusetts and believes the impact on the Company's business from the inquiry will be limited.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Financials (2 files)	Jul 21, 2021	Folder
Fundraising Round (1 file)	Jul 21, 2021	Folder
Miscellaneous (4 files)	Jul 21, 2021	Folder

Join the Conversation

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Cloud Dentistry

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Cloud Dentistry. Once Cloud Dentistry accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Cloud Dentistry in exchange for your securities. At that point, you will be a proud owner in Cloud Dentistry.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Cloud Dentistry has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Cloud Dentistry does not plan to list these securities on a national exchange or another secondary market. At some point Cloud Dentistry may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Cloud Dentistry either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Cloud Dentistry's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Cloud Dentistry's Form C. The Form C includes important details about Cloud Dentistry's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



cloud dentistry

On-demand marketplace connecting
dental offices looking to hire
with dental staff looking for work



Disclaimer

THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY CONTAIN HYPOTHETICAL ILLUSTRATIONS OF MATHEMATICAL PRINCIPLES, ARE MEANT FOR ILLUSTRATIVE PURPOSES, AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

cloud dentistry

THE PROBLEM

Offices constantly face the challenge of maintaining their professional staff

High turnover



About **50% of dental professionals** are part-time or temporary

About **60% of temps** through passive sites are **no-shows to their assignments**

Time-consuming



There's no easy way for dental staff and dental offices to connect for work opportunities.

"No month goes by that I am not short-handed a hygienist or an assistant at least 4 days. It costs me **thousands of dollars in lost production** when I can't find a replacement."** —Dr. Michael Tran, Floss Dental

Expensive



It's expensive to find and recruit temp and permanent dental talent.

$1,920 temp/month/office

$7,293 annual replacement cost for permanent professionals

Dental offices spend **$1.4B** annually on staffing permanent and temporary employees.

cloud dentistry

Sources: DentistryIQ Bureau of Labor Statistics (Hygienists)

…And dental professional staff is growing much faster than other occupations

Employment of Dental Hygienists and Assistants is expected to grow 11% (over 2x the rate of all occupations)

Dentists expected to grow 7% (over 1.5x the rate of all occupations)

Employment Growth
BLS Projections 2018-2028



Dental Hygienists	11%
Dental Assistants	11%
Health Technologists and Technicians	10%
Total, All Occupations	5%

Sources: ADA (Market Share by Firm Size, Solo Practitioners, Dentist Supply), BLS (Hygienist Supply, Assistant Supply)

cloud dentistry



THE SOLUTION

Cloud Dentistry enables dental offices to quickly and effectively find the talent they need, on an efficient end-to-end digital platform.



Cloud Dentistry
Providers
My Appointments 2
My Billing
Trey Tepichin
23 POINTS
Search
Dental Staff
PROVIDER TYPE
Hygienist
PLACEMENT TEMP
PERM
DATE
PROVIDER NUMBER
ADVANCED SEARCH
Videos: How to use Cloud Dentistry
Our Prices: You'll like what you see.
24 providers match your criteria
SORT BY: DISTANCE HOURLY RATE ACCEPTANCE RATING
Rachel
Oral surgeon
ACCEPTANCE RATE 95%
WITHIN 24 MILES
40% OF PROD.
$200/h MINIMUM
I offer portable in-office third molar removals, implant services and IV sedation. I'll bring all necessary...
READ MORE
MON 2 NOV
TUE 3 NOV
WED 4 NOV
THU 5 NOV
5h
AVAILABLE
2h
8h
BOOK
Heather NEW
Dental Hygienist
ACCEPTANCE RATE 95%
WITHIN 24 MILES
$40/hour MINIMUM
MESSAGE
PROFILE
I pride myself on providing exceptional dental hygiene while educating my patients on the importance...
READ MORE
4h
5h
AVAILABLE
2h
BOOK
Thomas
Front Office
Book Thomas for Tue 3 Nov 2
2 HOURS MINIMUM
Book Rachel for
Tuesday, November 3, 2016
2 HOURS MINIMUM
8:00 8:30 9:00 9:30
10:00 10:30 11:00 11:30
12:00 12:30 1:00 1:30
2:00 2:30 3:00 3:30
4:00 4:30 5:00 5:30
6:00 6:30 7:00 7:30
START TIME 10:30 AM — END TIME 1:00 PM
TOTAL 2H 30MIN ($250)
CONFIRM

Seamless user experience creates a 2-sided marketplace

Offices



Create a free account and look at verified, peer-reviewed dental professionals in your area



Send in-app messages to dental professionals



Book on-demand the dental professional of your choosing. No markups on rates. No buyout fees.

Professionals



Create a free profile to showcase your professional certifications, training, and areas of expertise



Control when you work, how far you travel and how much you charge



Earn money by accepting and completing work assignments from dental offices


cloud dentistry

Rare benefits, across all measures, for both parties

Offices



PRICE
90% estimated savings. Dental offices save money by avoiding placement agencies, job boards.



SPEED
Minutes instead of hours. Dental offices can book a professional with 5 clicks, in under a minute—as opposed to spending hours on a job board or on the phone with an agency.



QUALITY
95% of professionals are at least 4-star rated. Office reviews encourage higher quality, professionalism, and transparency.

Professionals



MORE MONEY
Over $15M of income for professionals to-date. Dental professionals can monetize underutilized time through live scheduling feature.



MORE CONTROL
Dental professionals choose when they work, where they work, and how much they make.
300k+ page views/mo (Oct. 2021)
32k+ unique users/mo (Oct. 2021



MORE OWNERSHIP
Dental professionals have a profile-centric, digital brand showing their reviews, work history, and background checks, empowering them to be more than a faceless resume or contractor.



cloud dentistry

BUSINESS MODEL
Hybrid monthly-fee and transactional model

For professionals



Free to join, with optional paid upgrades

Free features
Profile, messaging, job applications

Paid upgrades
Premium search results listing: $20/mo
Background check: $32.50

For offices



Freemium to premium monthly access

Free 'Teaser' version
See user profiles, post jobs. Real-time booking & messaging blocked by paywall.

Average price is $95/mo

Transaction fees



Automatic payments from dental offices to professionals

Charge dental offices $10, $20 or $30 per booking to handle transfer of payment to dental professionals

cloud dentistry

PROVEN TRACTION

Proven utilization



12,000+
unique site visits per week

200+
new accounts per week

900+
bookings per week

6,000+
messages per week

*All figures Q3 2021

Proven monetization



1,900+
paying accounts per month

$182k+
monthly recurring revenue

134%
avg. annual rev. growth (2016-2020)

$2.2M
2021 projected revenues

Proven scalability



Users in U.S. Markets	
Atlanta	2,200+
Austin	1,000+
Chicago	1,600+
Dallas	4,400+
Denver	2,600+
Houston	6,600+
Los Angeles	1,800+



cloud dentistry

Strong history of revenue growth



Total Annual Revenue

- $2,500,000
- $2,000,000
- $1,500,000
- $1,000,000
- $500,000
- $0

2017 | 2018 | 2019 | 2020 | 2021

541%
GROWTH
2017-2020

Projection based on current run rate

Actuals through July

$117k
February 2021 total revenue

$200k+
October 2021 total revenue

$2.2M
2021 total revenue forecast


cloud dentistry

Go-to-market strategy for acquiring supply and demand

SUPPLY

Digital ad campaign
CE sponsorships
Trade shows
Ambassador program

SHORT BOOKING SUCCESS

50% of hygienists in **core markets** who complete registration are booked within 7 days

*6-months trailing in Houston, Dallas, Austin, Denver, Atlanta



cloud dentistry

Brought together
on the
Cloud Dentistry platform

DEMAND

Outbound sales team
Dental service organizations
Ambassador program

SHORT SALES CYCLE

59% of plan purchases occur within one week of registration

68% of plan purchases occur within one month of registration

*Oct/Nov 2021 data

cloud dentistry

Competitive landscape

Competitor Name	Messages	Real-time Booking	Profiles	Reviews	License Verification	Background Checks
Ondiem	Yes	No	Yes	No	Yes	No
Stynt	No	No	Yes	Yes	Yes	Yes
DentalPost	No	No	No	No	No	No
Indeed	Yes	No	No	No	No	?
Cloud Dentistry	Yes	Yes	Yes	Yes	Yes	Yes

cloud dentistry

Cloud Dentistry executive team

 



CEO/Co-founder

Trey Tepichin

- Experienced entrepreneur, lawyer, and teacher
- Bootstrapped Cloud Dentistry as solo exec into dental staffing leader
- Prior company founder
- Secured numerous multimillion-dollar victories for his legal clients
- Taught economics at Harvard
- Bio and Econ, Duke University
  JD, Harvard Law School



Co-founder

Reza Sanjar

- Dentist, entrepreneur, and former owner of two dental practices
- DMD, Boston University



CTO

Joshua Zader

- 18 years of experience building and managing infrastructure for online startups
- Managed tech development for a half-dozen companies
- M.S. in Clinical Psychology, University of New Mexico, graduating with distinction



Head of Product

Nick Werthessen

- Over 20 years of product management experience, especially with mobile, SaaS, and gamification
- 14 years in B2B healthcare tech, focused on digital engagement of physicians
- Grew retention and user engagement by double digits
- Roles have included COO and Head of Product
- Multiple startup experiences, incl. exits

Now is the opportunity to scale the marketplace

Funding round yields
Key talent & key results

Product
- Experienced start-up leadership
- Team build out has begun

Marketing
- Experienced startup leadership
- Team build out

Sales
- Experienced start-up leadership
- Team build out to occur



Use of Funds (%)

Sales
Marketing
Customer Success
Product
Other

85%
OF INVESTMENT
IN GROWTH

- Grow supply
- Grow demand
- Improved product
- Improved marketing



Numerous potential strategic exit opportunities

- **Large dental supply companies**
- **Private equity**
- **Dental software companies**
- **Healthcare staffing**
- **Other staffing platforms**

cloud dentistry

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

"A cloud-based solution that is more affordable, efficient and **user-friendly** than the traditional temp agency."

Entrepreneur.com, 2017

"What makes it shine is the **quickness.**"

Houston Chronicle, 2016

"Placement agencies charge hefty fees that are billed as a percent- age of the worker's hourly rate. Switching to a more modern alternative can **save you money** in hiring."

Deltatown.com, 2017

"Cloud Dentistry made finding help easy, convenient and affordable. **In a matter of minutes we had temporary staff lined up.**"

Houston Uptown Dentists

"I've used Cloud Dentistry to book nearly 20 temporary dentists... **The whole process was quick and easy.** And it cost me less than one-tenth of what I would have paid through the placement agencies."

Ali Kahn, DDS Smile Doctors



THE ABOVE INDIVIDUALS WERE NOT COMPENSATED IN EXCHANGE FOR THEIR TESTIMONIALS. IN ADDITION, THEIR TESTIMONIALS SHOULD NOT BE CONSTRUED AS AND/OR CONSIDERED INVESTMENT ADVICE.

cloud dentistry

Thank you!

Trey Tepichin,
CEO and Cofounder

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

Introduction to Cloud Dentistry for Dental Offices
https://youtu.be/bmFbI-uN-W4

Tired of cycling through the same stale resumes on job boards? Tired of resorting to placement agencies for temporary dental staff and then being forced to pay hefty fees for permanent hires?

Imagine if there was an alternative resource that gave you seamless access to the dental community at large, in a single online platform, something that put you in control.

I have your solution; it's called Cloud Dentistry. With Cloud Dentistry you get direct access to the largest peer reviewed network of ready-to-work dental professional in the nation and it's interactive. Book professionals for temp assignments in real time using live schedules, communicate directly with dental professionals through our messaging system, and post jobs for temporary or permanent positions at no charge. Also, no worries about permanent placement fees, there are none. If you find someone you like, we're happy for you. To access our database just create your free account at clouddentistry.com. Ready to take control? Give us a try.

Dental professionals appreciation party in Denver
https://youtu.be/zbeb88yLcJM

Alright this is Trey, we’re here at Sip in Denver Colorado after the RMDC Convention. Come on over and join us. We’ve got drinks, we’ve got food, we got our magician, we got our sweet crowd here, take a look.

[Magician doing magic trick for crowd. Crowd laughing, pans the room and shows attendees.]